Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cottonwood Communities, Inc.:

We consent to the incorporation by reference in supplement No. 1 dated October 9, 2019 to the prospectus dated October 9, 2019 related to registration statement (No. 333-215272) on Form S-11 of Cottonwood Communities, Inc. of our report dated March 29, 2019, with respect to the consolidated balance sheets of Cottonwood Communities, Inc. and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), incorporated by reference therein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Denver, Colorado
October 9, 2019